UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

WHITE FOX VENTURES, INC.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Nevada

Date of organization

June 02, 2006

Physical address of issuer

370 Amapola Ave., Suite 200-A, Torrance, CA 90501.

Website of issuer

Current number of employees

1

	Most recent fiscal year-end **December 31, 2024**	**Prior fiscal year-end** **December 31, 2023**
Total Assets	$3,602	$3,650
Cash & Cash Equivalents	$3,602	$3,650
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$46,762	$40,253
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

December 31, 2024

Form C-AR

WHITE FOX VENTURES, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by WHITE FOX VENTURES, INC., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.AWAWmerger.com no later than 90 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 3/10/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

WHITE FOX VENTURES, INC. (the "Company" or "AWAW") is a Nevada corporation, incorporated/formed on June 02, 2006.

The Company's headquarters is located at 370 Amapola Ave., Suite 200A, Torrance, CA 90501.

The Company's website is WWW.AWAWMERGER.COM. The information available on or through our website is not a part of this Form C-AR.

The Business

White Fox seeks to create a portfolio of residential and commercial properties with EV-charge-points. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

White Fox seeks to create a portfolio of residential and commercial properties with EV-charge-points across Los Angeles County, California. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

White Fox intends to be both a landlord and also a provider of charging solutions, incorporating into its portfolio of residential and commercial properties, the infrastructures and tools needed to expedite the mass adoption of electric vehicles for individual drivers, rideshare and commercial fleets, and businesses. White Fox wants to become a crucial player in the clean transportation future and its portfolio of residential and commercial properties would retrofitted and designed to be powered by mostly renewable energy. White Fox plans to start with a charging network of approximately 150 fast charging points over 10 metropolitan areas and 4 states, starting with Los Angeles, California.

Furthermore, White Fox also plans to accelerate transportation electrification in Los Angeles County through partnerships with other landlords, automakers, fleet and rideshare operators, retail hosts such as grocery stores, shopping centers, and gas stations, policy leaders, and other organizations. With it fast-charge network, good software products and unique service offerings for drivers and partners, White Fox hopes to enables a world-class charging experience where drivers live, work, travel and play.

EV-Charging Infrastructure Needs in Los Angeles.

Los Angeles has a goal for 25% zero-emission vehicle stock by 2025 and 80% by 2035. Home charging remains a critical component in the infrastructure network. Most electric vehicle charging is likely to continue at home, where it is less expensive and more convenient than public options. Los Angeles will need approximately 536,000 home chargers by 2030 to accommodate roughly 1.3 million electric vehicles. These home chargers will make up 90% of the total charger needs and account for 60% of the total electric vehicle energy demand. Los Angeles plans provide more access to home charging for its residents by continuing and expanding current programs. Stronger EV-ready building codes, incentives for home and multi-unit dwelling chargers, and strategic and targeted deployment of curbside and streetlight chargers in residential areas can facilitate adequate and equitable home charging access.

One of Los Angeles county's biggest challenges is ensuring chargers are accessible in multifamily communities. White Fox is keying into this strategic plan of the County and City to achieve 35% zero-emission vehicle stock by 2035. The company intends to focus on deploying EV-Charging infrastructure at these properties is crucial for easing drivers' charging anxiety and meeting California's electrification goals.

White Fox is not assured of demand for our services even though studies showed that these day across Los Angeles and other neighboring Counties, landlords of apartments, hotels, office buildings and other commercial properties are rushing to avoid similar trouble. And owners of convenience stores, fast food chains, movie theaters and big box retailers are hoping to cash in on EV chargers to lure customers with time to kill as they fill up.

RISK FACTORS

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in our prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

Risks Relating to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

The Company's operations and revenue have been negatively impacted by the COVTD-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental stay-at-home orders, prohibitions on public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If the stay-at-home orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions centers, hotels, and other similar venues do not return to normal operations, the Company will see limitations on revenue and may be unable to continue.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We have little operating history or operating results.

We have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

We depend on certain key personnel, including senior executives.

We depend on the skill and experience of our President, Frank Igwealor. Mr. Igwealor has responsibilities to other companies and is not currently a paid employee. Our future success depends on the efforts of key personnel. We expect to face intense competition to be able to attract and retain qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

We are controlled by our officer, director and a majority shareholder.

Frank Igwealor holds a majority of our voting stock, and at the conclusion of our offering will continue to hold a majority of the company's common stock. Investors in our offering will not have the ability to control a vote by the stockholders or the board of directors.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our business would be adversely affected if caregivers on our platform were classified as employees instead of independent contractors.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of caregivers on our platform as employees (or workers or quasi-employees where those statuses exist). If, as a result of legislation or judicial decisions, we are required to classify caregivers on our platform as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating caregivers on our platform, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

Our additional financing requirements could result in dilution to existing equity holders.

The additional financing which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the sustainable revenue may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

White Fox seeks to create a portfolio of residential and commercial properties with EV-charge-points. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

White Fox seeks to create a portfolio of residential and commercial properties with EV-charge-points across Los Angeles County, California. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

White Fox intends to be both a landlord and also a provider of charging solutions, incorporating into its portfolio of residential and commercial properties, the infrastructures and tools needed to expedite the mass adoption of electric vehicles for individual drivers, rideshare and commercial fleets, and businesses. White Fox wants to become a crucial player in the clean transportation future and its portfolio of residential and commercial properties would retrofitted and designed to be powered by mostly renewable energy. White Fox plans to start with a charging network of approximately 150 fast charging points over 10 metropolitan areas and 4 states, starting with Los Angeles, California.

Furthermore, White Fox also plans to accelerate transportation electrification in Los Angeles County through partnerships with other landlords, automakers, fleet and rideshare operators, retail hosts such as grocery stores, shopping centers, and gas stations, policy leaders, and other organizations. With it fast-charge network, good software products and unique service offerings for drivers and partners, White Fox hopes to enables a world-class charging experience where drivers live, work, travel and play.

EV-Charging Infrastructure Needs in Los Angeles.

Los Angeles has a goal for 25% zero-emission vehicle stock by 2025 and 80% by 2035. Home charging remains a critical component in the infrastructure network. Most electric vehicle charging is likely to continue at home, where it is less expensive and more convenient than public options. Los Angeles will need approximately 536,000 home chargers by 2030 to accommodate roughly 1.3 million electric vehicles. These home chargers will make up 90% of the total charger needs and account for 60% of the total electric vehicle energy demand. Los Angeles plans provide more access to home charging for its residents by continuing and expanding current programs. Stronger EV-ready building codes, incentives for home and multi-unit dwelling chargers, and strategic and targeted deployment of curbside and streetlight chargers in residential areas can facilitate adequate and equitable home charging access.

One of Los Angeles county's biggest challenges is ensuring chargers are accessible in multifamily communities. White Fox will key into this strategic plan of the County and City to achieve 25% zero-emission vehicle stock by 2025 and 80% by 2035. The company intends to focus on deploying EV-Charging infrastructure at these properties is crucial for easing drivers' charging anxiety and meeting California's electrification goals.

White Fox is assured of demand for our services because studies showed that these day across Los Angeles and other neighboring Counties, landlords of apartments, hotels, office buildings and other commercial properties are rushing to avoid similar trouble. And owners of convenience stores, fast food chains, movie theaters and big box retailers are hoping to cash in on EV chargers to lure customers with time to kill as they fill up.

History

White Fox Capital, Inc., a Nevada corporation, incorporated on June 02, 2006, originally as Celtic Capital, Inc. until October 22, 2008 when the name changed to Entertainment Education Arts, Inc. On June 10, 2010, the Company changed its name again to DNA Precious Metals, Inc. On March 6, 2015, the Company again changed its name to Breathe eCigs. Corp., until May 23, 2016 when it changed its name again to White Fox Ventures, Inc. The Company is listed on the OTC Expert Markets under the trading symbol AWAW.

The Company used to operate an online educational business that teaches its students or members the art of making money and self improving methods for a better life. The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2017 to 2022 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On June 6, 2022, Alpharidge Capital, LLC, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on July 22, 2022. The Company's Nevada charter was reinstated on August 30, 2022, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022 and 2021.

On August 30, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian designated and granted to Alpharidge LLC. (Alpharidge), 5 shares of the 2022 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $3,800 which the Company used to fund the reinstatement of the Company with the State of Nevada. Alpharidge also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 30, 2022, the Custodian appointed Ikechukwu Igwealor, as the Company's Chairman, President, CEO, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

The company is currently engaged with a forensic asset recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. Management hopes to recover Company assets sufficient to allow the Company to return to its former telecommunications business and to profitability.

Having revived the Company's charter and re-mapped its business plan, the Company alongside a group of entrepreneurs seeks to launch its new business operations

Competition

Our primary competitors are competition from other real estate investors with significant capital, including other real estate operating companies.

Intellectual Property

We have zero registered trademark, and no patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ikechukwu Igwealor	President, CEO, Treasurer, Secretary, Director	CEO, WHITE FOX VENTURES, INC. (July 2021 - Present) Attorney, Capital Markets and Securities Law Group, PC. (March 2021 - Present)	J.D., Southwestern Law School, 2013 M.B.A., California State University, Dominguez Hills, 2008

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law NRS 78.7502. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of December 31, 2024 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Common Stock: Ikechukwu Igwealor	90,000,000 shares	Yes	No
Preferred Stock: Community Economic Development Capital, LLC	5 shares	Yes	No
Common Stock: Other Holders	27,589,784 shares	Yes	No

Our authorized capital stock consists of 200,000,000 shares, 190,000,000 of which are designated as common stock, each having $0.001 par value, while 10,000,000 are designated as preferred stock, each having $0.001 par value. As of December 31, 2024, there were 117,589,784 shares of common stock and 5 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board. Both our common stock and preferred stock has voting power.

Convertible Notes

As at December 31, 2024, the Company has $40,253 in convertible notes outstanding.

Regulation CF Offering

On January 14, 2022, the Company offered to issue $250,000 in **Simple Agreements for Future Equity (the "Crowd SAFEs")**, through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth. As at December 31, 2024, the Company has not issued any of those notes it offered to issue. As at December 31, 2024, the company has not been able to raise any fund through this offering.

The Regulation CF Transaction was conducted through TruCrowd, Inc. (the "Intermediary").

Debt

The Company has been operating based of line of credit from its court-appointed custodian who has been advancing the Company's operating budget since August 30, 2022.   As at December 31, 2024, the Company has taken a total of $46,762 in advance from court-appointed custodian to pay bills and costs associated with revival the Company's charter with Nevada, paying off liabilities balances from vendors, and bringing the company current.

Stockholders With Above >5% Ownership

At this time, the Company has only one beneficial equity holders holding greater than 5% of the voting equity of the Company: Ikechukwu Igwealor.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0.00

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

As at December 31, 2024, the Company has $3,602 cash on hand. On December 14, 2023, the Company offered to issue pursuant to Regulation CF, $250,000, which the Company is yet to issue because it has not commenced the fundraising campaign. The Company will likely require additional financing in excess of the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the 2022 Series A preferred shares, in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

[See attached]

WHITE FOX VENTURES, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2024 and 2023

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

White Fox Ventures, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash	$3,650	$3,650
Prepaid expenses	-	-
TOTAL ASSETS	$3,650	$3,650
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Long Term Liabilities	40,253	40,253
Total Liabilities	40,253	40,253
Stockholders' deficit:		
Preferred stock, $.001 par value, 10,000,000 shares authorized, 5 shares issued and outstanding.	-	-
Common Stock, $0.001 par value, 190,000,000 shares authorized, 117,589,784 issued and outstanding as at December 31, 2024 and 2023 respectively.	117,590	117,590
Additional Paid-in Capital	10,377,270	10,377,270
Accumulated Deficits	(10,531,463)	(10,531,463)
Total Equity	(36,603)	(36,603)
TOTAL LIABILITIES & EQUITY	$3,650	$3,650

The accompanying notes are an integral part of these financial statements.

White Fox Ventures, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Year Ended December 31,	
	2023	2022
Ordinary Income/Expense		
Operating Expense		
Advertising and Promotion	120	
Automobile Expense	264	
Business Licenses & Permits	897	2,353
Community Outreach	232	
Computer and Internet Expenses	282	
Insurance Expense	170	
Office Supplies	242	
Postage and Delivery	61	
Professional Fees		7,000
Accounting	639	
Business Development	213	
Edgar Filings	875	
Investor Relations	188	
Legal Fees	819	
Stock Transfer Agents	980	
Rent Expense	411	
Telephone Expense	69	
Training and Staff Development	95	
Total operating expenses	6,557	9,353
NET COMPREHENSIVE LOSS	(6,557)	(9,353)
BASIC AND DILUTED LOSS PER SHARE:		
Net loss per common share - basic and diluted	($0.0001)	($0.0001)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	117,589,784	117,589,784

The accompanying notes are an integral part of these financial statements.

F-3

White Fox Ventures, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2018			69,181,240	69,181	10,425,679	(10,494,860)	-
Net Income(Loss) - December 31, 2018							-
Balance - December 31, 2018			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - January 31, 2019			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - December 31, 2019			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - December 31, 2020			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - December 31, 2021			69,181,240	69,181	10,425,679	(10,494,860)	-
Shares issuance	5		114,423,719	114,424	(114,425)		
Net Income(Loss) - December 31, 2022			-			(26,900)	(26,900)
Balance - December 31, 2022	5		183,604,959	183,605	10,311,255	(10,521,760)	(26,900)
Shares cancellation			66,015,175	(66,015)	66,015		
Net Income(Loss) - December 31, 2023			-			(9,353)	(9,353)
Balance - December 31, 2023	5		183,604,959	117,590	10,377,270	(10,531,463)	(36,603)
Net Income(Loss) - December 31, 2024			-			(6,557)	(6,557)
Balance - December 31, 2024	5		183,604,959	117,590	10,377,270	(10,538,020)	(43,160)

The accompanying notes are an integral part of these financial statements.

F-4

White Fox Ventures, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended December 31,	
	2024	2023
Cash Flows from Operating Activities:		
Net income(loss)	$ (6,557)	$ (9,703)
Adjustments to reconcile net income(loss) to net cash used in operating activities	-	-
	-	-
Depreciation and amortization	-	-
Loss on disposed fixed assets	-	-
Changes in operating assets and liabilities	-	-
Net Cash Used In Operating Activities	(6,557)	(9,703)
Cash Flows from Investing Activities:	-	-
Purchases of property and equipment	-	-
Acquisition of assets	-	-
Net Cash Provided By Investing Activities	-	-
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock	-	-
Proceeds from issuance of long-term debt	-	-
Proceeds from note payable	6,509	9,703
Net Cash Provided By Financing Activities	6,509	9,703
Foreign Currency Translation		
Net Change in Cash	-	-
Cash and Cash Equivalents - Beginning of Year	3,602	3,650
Cash and Cash Equivalents - End of Year	$ 3,602	$ 3,650

The accompanying notes are an integral part of these financial statements.

F-5

WHITE FOX VENTURES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

White Fox Ventures, Inc. (the "Company", "we", "us" or "our"), a Nevada corporation, has a fiscal year end of December 31. White Fox Ventures, Inc., a Nevada Corporation was formed on June 02, 2006. The Company has changed name several times. The Company's name history as listed on the Nevada Secretary of State Website showed the company as Celtic Capital, Inc. until October 22, 2008 when the name changed to Entertainment Education Arts, Inc. On June 10, 2010, the Company changed its name again to DNA Precious Metals, Inc. On March 6, 2015, the Company again changed its name to Breathe eCigs. Corp., until May 23, 2016 when it changed its name again to White Fox Ventures, Inc.

The Company is listed on the OTC Expert Markets under the trading symbol AWAW. The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2017 to 2022 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On June 6, 2022, Alpharidge Capital, LLC, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on July 22, 2022. The Company's Nevada charter was reinstated on August 30, 2022, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2024 and 2023.

On August 30, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian designated and granted to Alpharidge LLC. (Alpharidge), 5 shares of the 2022 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and controls 60% 0f all votes) in exchange for $3,800 which the Company used to fund the reinstatement of the Company with the State of Nevada. Alpharidge also

undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 30, 2022, the Custodian appointed Ikechukwu Igwealor, as the Company's Chairman, President, CEO, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as required under the U.S. GAAP.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

-            Level 1: Quoted prices in active markets for identical assets or liabilities

-            Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

-            Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2024 and 2023, respectively, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted during the three months ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of December 31, 2024 and 2023, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at December 31, 2024 and 2023. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into zero contracts during the year.

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.

CERTIFICATION

I, Ikechukwu Igwealor, CEO of WHITE FOX VENTURES, INC., certify that:

(1) the financial statements of WHITE FOX VENTURES, INC. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of WHITE FOX VENTURES, INC. included in this Form C-AR reflects accurately the information reported on the tax return for WHITE FOX VENTURES, INC. filed for the fiscal year ended December 31, 2024.

Dated: March 10, 2025   */s/ Ikechukwu Igwealor*

                                             Ikechukwu Igwealor

                                             Chief Executive Officer